SECURITIES AND EXCHANGE COMMISSION
                                 WASHINGTON, D.C. 20549

                                     SCHEDULE 13D

                     UNDER THE SECURITIES EXCHANGE ACT OF 1934


                             APPLIED DNA SCIENCES, INC.
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                                  (Name of Issuer)

                           COMMON STOCK, PAR VALUE $0.0001
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                           (Title of Class of Securities)

                                   03815U 10 2
      --------------------------------------------------------------
                                 (CUSIP Number)

      O'Dwyer Management, Inc. 700 Almond Street, Clermont, Florida 34711
                                (352)  394-4025
    (Name, Address and Telephone Number of Person Authorized to Receive
                           Notices and Communications)

                                  March 19, 2003
       --------------------------------------------------------------
         (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box [].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.
See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject
class of securities, and for any subsequent   amendment   containing
information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1 NAME OF REPORTING PERSON
  S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     RHL Management, Inc.                   n/a
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2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

  (A) [ ]
  (B) [ ]

3  SEC USE ONLY

4  SOURCE OF FUNDS (See Instructions)

Promissory Note, principal of $7,970,400 plus variable interest due and payable in quarterly installments, to be repaid in full with interest on or before 10 years from the date of acquisition.
Interest is calculated quarterly, and is equal to 95% of the appreciation.

5 CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)

6    CITIZENSHIP OR PLACE OF ORGANIZATION
     U.S.A.

7     SOLE VOTING POWER

      4,920,000

NUMBER OF
  SHARES           8     SHARED VOTING POWER
BENEFICIALLY
  OWNED BY                      - 0 -
   EACH       -----------------------------------------------------
 REPORTING         9     SOLE DISPOSITIVE POWER
  PERSON
   WITH                  4,920,000
                -----------------------------------------------------
                  10    SHARED DISPOSITIVE POWER
                        - 0 -

11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                      4,920,000

12     CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
       SHARES        (See Instructions) [ ]

13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       20.93%

14     TYPE OF REPORTING PERSON (See Instructions)

       CO

ITEM 1.     SECURITY AND ISSUER.

This Statement relates to shares of common stock, $0.0001 par value per share (the "Common Stock"), of APPLIED DNA SCIENCES, INC. (the "Corporation"). The Corporation's principal executive office is located at 8233 Roxbury Road, Los Angeles, CA 90069

ITEM 2.     IDENTITY AND BACKGROUND.

(a) This Statement is being filed by O'Dwyer Management, Inc. (the "Reporting Person").

(b) The business address of the Reporting Person is:

700 Almond Street, Clermont, Florida 34711

(c) The principal occupation of the Reporting Person/Entity is:

    Management and Business Advisory Company.

(d) Mr. Richard H. Langley, Sr., president of the Reporting
Person/Entity and former United States Senator, is the President and majority shareholder of O'Dwyer Management, Inc. During the last five years, O'Dwyer Management, Inc. has not been convicted in a criminal proceeding, nor has its principal, Mr. Richard H. Langley, Sr.

(e) During the last five years O'Dwyer Management, Inc. has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities law or finding any violation with respect to such law. Nor has Mr. Richard H. Langley, Sr.

(f) The Reporting Person is a Florida corporation.

ITEM 3.     SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

The Reporting entity acquired a total of 4,920,000 shares of Common Stock of the Company in a private transaction with RHL Management, Inc. for a purchase price of $7,970,400 ($1.62 per share). The sale was made subject to a Promissory Note in that amount, plus interest calculated quarterly at 95% of the appreciation during that period.

ITEM 4.     PURPOSE OF TRANSACTION.

The Reporting Person/Entity wished to purchase the shares, and the seller wished to sell the shares and divest itself from the issuer.

ITEM 5.     INTEREST IN SECURITIES OF THE ISSUER.

a) As of March 19, 2003, the corporation had issued and outstanding a total of 23,496,640 shares of Common Stock. As of that date, the Reporting Person was the beneficial owner of 4,920,000 shares of Common Stock or 20.93% of the issued and outstanding Common Stock.

(b) The Reporting Person/ Entity, O'Dwyer Management, Inc., has the sole power to vote, or to direct the vote of, 4,920,000 shares of Common Stock and sole power to dispose of, or to direct the disposition of 4,920,000 shares of Common Stock, subject, in part, to its quarterly payment on the outstanding Promissory Note with RHL Management, Inc.

(c) The Reporting Person acquired the shares in a private stock purchase from RHL Management, Inc., subject to a promissory note.

(d) Not applicable.

(e) Not applicable.

ITEM 6.     CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR
            RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

O'Dwyer Management, Inc. acquired these from RHL Management, Inc.
Richard H. Langley, Sr. has no relationship to the Issuer other than its status as a principal shareholder.

ITEM 7.     MATERIAL TO BE FILED AS EXHIBITS.

There are no purchases or sales to disclose at this time.

SIGNATURE.

After reasonable inquiry and to the best of my knowledge and belief,

I certify that the information set forth in this statement is true, complete and correct.

Dated:      March 19, 2003


                                     O'Dwyer Management, Inc.

                                     By: Richard H. Langley, Sr.